

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue
Palo Alto, CA 94301

> **Re: Social Capital Hedosophia Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed September 12, 2019**
> **File No. 333-233098**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2019 letter.

Registration Statement on Form S-4

Projected Financial Information, page 128

1.   We note your response to our prior comment 5. As SCH management based its valuation of the VG Companies on an analysis of the aggregate potential cash flows to be generated by the "Virgin Galactic" business, as projected by VG management, please revise to disclose these cash flow projections.

You may contact Theresa Brilliant, Staff Accountant, at 202-551-3307 or Andrew Mew, Senior Assistant Chief Accountant, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Howard Ellin